Filed Pursuant to Rule 433

Dated October 23, 2007

Registration Statement: No. 333-141560

No. 333-141560-03

Fifth Third Capital Trust VI (the “Trust”)

FIFTH THIRD CAPITAL TRUST VI

$750,000,000

7.25% TRUST PREFERRED SECURITIES

fully and unconditionally guaranteed, on a subordinated basis, as described in the prospectus, by Fifth Third Bancorp

SUMMARY OF TERMS

Issuer:	Fifth Third Capital Trust VI (the “Trust”), a Delaware statutory trust, the sole assets of which will be the 7.25% Junior Subordinated Notes due 2067 (the “JSNs”) issued by Fifth Third Bancorp (“Fifth Third”).

Guarantor:	Fifth Third

Offered Securities:	7.25% Trust Preferred Securities

Aggregate Liquidation Amount:	$750,000,000 ($750,000,000 Trust Preferred Securities, which, together with the $10,000 of Trust common securities to be purchased by Fifth Third, correspond to $750,010,000 initial principal amount of the JSNs)

Liquidation Amount:	$25 per trust preferred security

Expected Ratings:

Moody’s Investor Services: A1

Standard & Poor’s: A-

Fitch Ratings: A+

DBRS: A (high)

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

Trade Date:	October 23, 2007

Settlement Date:	October 30, 2007 (T+5)

Maturity Date:	November 15, 2067

Distributions:	7.25% from and including October 30, 2007 to but excluding November 15, 2057 and at three-month LIBOR plus 3.03% thereafter, in each case, payable quarterly in arrears on February 15, May 15, August 15 and November 15 of each year, beginning February 15, 2008.

Public Offering Price:	$25 per trust preferred security

Proceeds, before expenses, to Fifth Third from the Offering:	$726,375,000 after underwriting commissions

Underwriting Commissions:	3.15%, except for sale to certain institutions in which case the fees will be 2.00%

First Call Date	On or after November 15, 2012 in whole or in part

Make-Whole Redemption Price after the occurrence of a rating agency event	100% of the principal amount of the JSNs being redeemed or if greater, the sum of the present values of the remaining scheduled payments of principal (discounted from November 15, 2012) and interest that would have been payable to and including November 15, 2012 (discounted from their respective interest payment dates) on the JSNs to be redeemed (not including any portion of such payments of interest accrued to the redemption date) to the redemption date on a quarterly basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 50 basis points, in each case plus accrued and unpaid interest to the redemption date

Maximum Share Number for Purposes of Alternative Payment Mechanism:	250 million shares of Fifth Third’s common stock

Expected Listing:	NYSE

Overallotment Option:	The underwriters may purchase up to 4,500,000 additional Trust Preferred Securities within 30 days from the date of the prospectus supplement to cover over-allotments.

Sole Structuring Agent:	UBS Securities LLC

Joint Book-Running Managers:	Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC

Senior Co-Managers:	Fifth Third Securities, Inc., Morgan Stanley & Co. Incorporated, Wachovia Capital Markets, LLC

Junior Co-Managers:	Banc of America Securities LLC, Bear, Stearns & Co. Inc., Credit Suisse Securities (USA) LLC

CUSIP:	31678V206

ISIN:	US31678V2060

The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-877-858-5407 (Citigroup Global Markets Inc.) or 1-866-500-5408 (Merrill Lynch, Pierce, Fenner & Smith Incorporated) or 1-888-722-9555 x1088 (UBS Securities LLC). Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.